EXHIBIT 99.1

Himax Reports Third Quarter 2008 Financial Results

 Third Quarter 2008 Highlights:

 * Small- and medium-sized display drivers achieved record highs in both revenue and percentage of total revenues
 * Became Taiwan's largest display driver vendor for small-and medium-sized TFT-LCD applications
 * Non-driver business achieved record highs in revenue and percentage of total revenues

TAINAN, Taiwan, Nov. 3, 2008 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today reported financial results for the third quarter ended September 30, 2008.

For the third quarter 2008, Himax reported net revenues of $230.1 million, representing a 5.5% decrease over $243.3 million for the third quarter of 2007 and a 6.8% decrease over the $246.9 million for the second quarter of 2008.

Gross margin was 24.5% in the third quarter of 2008, up 2 percentage points year-over-year and down 1 percentage point sequentially.

Operating income was $15.0 million, down 24.7% from $19.9 million in the same period last year, and down 57.0% from $34.8 million in the previous quarter.

Net income for the third quarter of 2008 was $17.7 million or $0.09 per diluted share, down from $21.8 million or $0.11 per diluted share in the third quarter of 2007, and down from $37.7 million or $0.20 per diluted share in the second quarter of 2008.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating income was $30.6 million, down from $36.2 million in the same period last year, and down from $37.8 million in the previous quarter.

Non-GAAP net income was $32.5 million or $0.17 per diluted share, down from $37.4 million or $0.19 per diluted share in the third quarter of 2007, and down from $39.8 million from $0.21 per diluted share in the second quarter of 2008.

Reconciliation of gross margin, operating margin, net income and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin, GAAP net income and diluted GAAP EPS, most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "The third quarter of 2008 was a remarkable quarter for our small- and medium-sized display drivers and non-driver businesses. Both achieved record highs in revenues and percentage of total revenues. Our small- and medium-sized drivers accounted for 21.0% of total revenues this quarter, compared to 12.4% last quarter. During the third quarter there was strong demand for our handset display drivers from both the Chinese market and the worldwide brands. Many of the recently launched, well-known, high-end cell phones have Himax display drivers inside. On top of that, during the third quarter we became Taiwan's largest display driver vendor for small- and medium-sized TFT-LCD applications."

Mr. Wu continued, "We've also made great progress in non-driver products. Our non-driver products accounted for 6.6% of total revenues this quarter, compared with 5.4% last quarter. Backed by our strong balance sheet, we remain fully committed to our long-term goal of being the world's leading semiconductor solution provider in the flat panel display industry. We became a world leader in display driver market which is a major step toward achieving our goal. TV and monitor chipsets and LCOS pico projector product lines will continue to be essential areas for us to broaden our product portfolio. Following years of R&D, we have not only commenced commercial production in both areas, we believe our product offerings are competitive and we are well-positioned in those markets. We anticipate that both product lines will bring increasingly positive contributions to our top and bottom lines next year."

Looking forward, Mr. Wu added, "We anticipate another challenging quarter resulting from the tightening credit and consumer weakness in the global economy. All of our customers have announced plans to further reduce capacity utilization in the fourth quarter which has negatively impacted our near-term revenue and profit outlook. We expect fourth quarter revenues to decline by 23-28% sequentially, gross margin to decline by 2-3 percentage points and GAAP EPS to be in the range of $0.06-0.08. Given the limited visibility we are facing, our actual fourth quarter results could depart from what we state today, with both upside and downside risks."

Investor Conference Call / Webcast Details

The Company's management will review detailed third quarter 2008 results on Monday, November 3, 2008 at 6:00 PM EST (7:00 AM, Tuesday, November 4, Taiwan time). The conference dial-in numbers are +1-201-689-8560 (international) and +1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on the Company's website at www.himax.com.tw. The playback will be available beginning two hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415 (international) and 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the confirmation ID number is 299513.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan; Anyangsi Kyungkido, and Matsusaka, South Korea; and Irvine California, USA.

Forward-Looking Statements: Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC on June 20, 2008, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                       Himax Technologies, Inc.
          Unaudited Condensed Consolidated Statements of Income
 (These interim financials do not fully comply with U.S. GAAP because they omit all interim disclosure required by U.S. GAAP)
    (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                                                Three
                                                Three Months   Months
                                                   Ended        Ended
                                                September 30,  June 30,
                                               2008     2007     2008
                                             -------  -------  -------

 Revenues
  Revenues from third parties, net           $95,468  $91,960  $92,430
  Revenues from related parties, net         134,598  151,377  154,437
                                             -------  -------  -------
                                             230,066  243,337  246,867
                                             -------  -------  -------

 Costs and expenses:
  Cost of revenues                           173,761  188,626  183,797
  Research and development                    30,551   26,171   20,532
  General and administrative                   6,427    4,891    5,105
  Sales and marketing                          4,341    3,758    2,622
                                             -------  -------  -------
   Total costs and expenses                  215,080  223,446  212,056
                                             -------  -------  -------

 Operating income                             14,986   19,891   34,811
                                             -------  -------  -------

 Non operating income (loss):

 Interest income                                 714    1,429      924
 Foreign exchange losses, net                 (1,089)     (29)    (522)
 Other income, net                               342      166      762
                                             -------  -------  -------
                                                 (33)   1,566    1,164
                                             -------  -------  -------
 Earnings before income taxes
  and minority interest                       14,953   21,457   35,975
   Income tax benefit                         (1,697)      --     (702)
                                             -------  -------  -------
 Income before minority interest              16,650   21,457   36,677
   Minority interest, net of tax               1,036      316    1,037
                                             -------  -------  -------
 Net income                                  $17,686  $21,773  $37,714
                                             =======  =======  =======

 Basic earnings per ordinary share and ADS     $0.09    $0.11    $0.20
                                             =======  =======  =======
 Diluted earnings per ordinary share and ADS   $0.09    $0.11    $0.20
                                             =======  =======  =======

 Basic Weighted Average Outstanding Shares   191,306  197,690  191,301
 Diluted Weighted Average Outstanding Shares 191,629  197,733  192,552

                        Himax Technologies, Inc.
              Unaudited Supplemental Financial Information
                 (Amounts in Thousands of U.S. Dollars)

                                                                Three
 The amount of share-based compensation        Three Months    Months
  included in applicable statements of            Ended         Ended
  income categories is summarized              September 30,   June 30,
  as follows:                                  2008     2007     2008
                                             -------  -------  -------
 Share-based compensation
   Cost of revenues                             $365     $355      $28
   Research and development                   10,558   11,795    1,935
   General and administrative                  2,141    1,718      232
   Sales and marketing                         1,998    1,842      244
   Income tax benefit                           (634)    (622)      --
                                             -------  -------  -------
 Total                                       $14,428  $15,088   $2,439
                                             =======  =======  =======

 The amount of acquisition-related charges
  included in applicable statements of
  income categories is summarized
  as follows:

   Research and development                     $239     $250     $239
   Sales and marketing                           290      304      289
   Income tax benefit                           (162)      --     (920)
                                             -------  -------  -------
 Total                                          $367     $554    $(392)
                                             =======  =======  =======

                       Himax Technologies, Inc.
        Unaudited Condensed Consolidated Statements of Income
     (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                                     Nine Months Ended

                                                       September 30,
                                                      2008      2007
                                                    --------  --------
 Revenues
  Revenues from third parties, net                  $265,359  $270,072
  Revenues from related parties, net                 443,162   381,039
                                                    --------  --------
                                                     708,521   651,111
                                                    --------  --------

 Costs and expenses:
  Cost of revenues                                   530,507   514,908
  Research and development                            71,629    56,299
  General and administrative                          15,402    11,113
  Sales and marketing                                  9,521     7,254
                                                    --------  --------
 Total costs and expenses                            627,059   589,574
                                                    --------  --------

 Operating income                                     81,462    61,537
                                                    --------  --------

 Non operating income (loss):

 Interest income                                       2,415     4,325
 Foreign exchange losses, net                           (241)     (483)
 Other income, net                                     1,196       367
                                                    --------  --------
                                                       3,370     4,209
                                                    --------  --------
 Earnings before income taxes and minority interest   84,832    65,746
   Income tax benefit                                 (1,697)       --
                                                    --------  --------
 Income before minority interest                      86,529    65,746
   Minority interest, net of tax                       3,008       888
                                                    --------  --------
 Net income                                          $89,537   $66,634
                                                    ========  ========

 Basic earnings per ordinary share and ADS             $0.47     $0.34
                                                    ========  ========
 Diluted earnings per ordinary share and ADS           $0.47     $0.34
                                                    ========  ========

 Basic Weighted Average Outstanding Shares           191,383   197,671
 Diluted Weighted Average Outstanding Shares         191,869   197,834

                        Himax Technologies, Inc.
              Unaudited Supplemental Financial Information
                 (Amounts in Thousands of U.S. Dollars)

 The amount of share-based compensation included in
  applicable statements of income categories         Nine Months Ended
  is summarized as follows:                            September 30,
                                                      2008      2007
                                                    --------  --------
 Share-based compensation
  Cost of revenues                                      $421      $405
  Research and development                            14,365    14,183
  General and administrative                           2,606     2,020
  Sales and marketing                                  2,483     2,154
  Income tax benefit                                   (634)      (622)
                                                    --------  --------
 Total                                               $19,241   $18,140
                                                    ========  ========

 The amount of acquisition-related charges included
  in applicable statements of income categories
  is summarized as follows:

  Research and development                              $718    $2,273
  Sales and marketing                                    868       810
  Income tax benefit                                  (1,082)       --
                                                    --------  --------
 Total                                                  $504    $3,083
                                                    ========  ========

                       Himax Technologies, Inc.
          Unaudited Condensed Consolidated Balance Sheets
   (Amounts in Thousands of U.S. Dollars, Except Per Share Data)

                                          Sept 30,  June 30,  Dec 31,
                                            2008      2008      2007
                                          --------  --------  --------
 Assets
 Current assets:
  Cash and cash equivalents               $123,139   $90,404   $94,780
  Marketable securities
   available-for-sale                        8,973    10,638    15,208
  Restricted marketable securities           2,113     2,066        97
  Accounts receivable, less allowance
   for doubtful accounts, sales returns
   and discounts                           105,403   105,690    88,682
  Accounts receivable from related
   parties, less allowance for doubtful
   accounts, sales returns and discounts   145,612   173,539   194,902
  Inventories                              115,411   131,377   116,550
  Deferred income taxes                     12,776    13,546    12,684
  Prepaid expenses and
   other current assets                     13,814     9,828    15,369
                                          --------  --------  --------
 Total current assets                     $527,241  $537,088  $538,272
                                          --------  --------  --------
 Property, plant and equipment, net         47,808    47,368    46,180
 Deferred income taxes                      20,893    22,153    20,714
 Goodwill                                   26,878    26,878    26,878
 Intangible assets, net                     11,114    11,650    12,721
 Investments in non-marketable securities   11,619    11,619     7,138
 Refundable deposits
  and prepaid pension costs                    876       938       859
                                          --------  --------  --------
                                           119,188   120,606   114,490
                                          --------  --------  --------
 Total assets                             $646,429  $657,694  $652,762
                                          ========  ========  ========

 Liabilities, Minority Interest
  and Stockholders' Equity
 Current liabilities:

  Accounts payable                        $120,846  $152,754  $147,221
  Income tax payable                        12,511    14,945    19,147
  Other accrued expenses
   and other current liabilities            25,073    19,799    19,231
                                          --------  --------  --------
   Total current liabilities              $158,430  $187,498  $185,599
 Accrued pension liabilities                  $220      $234      $218
 Deferred income taxes                      $3,488    $3,627    $4,547
                                          --------  --------  --------
   Total liabilities                      $162,138  $191,359  $190,364
                                          --------  --------  --------
 Minority interest                          $6,287    $7,185   $11,089
                                          --------  --------  --------
 Stockholders' equity:
  Ordinary shares, US$0.0001 par value,
   500,000,000 shares authorized;
   192,488,685, 190,910,649, and
   191,979,691 shares issued and
   outstanding at September 30, 2008,
   June 30, 2008, and December 31, 2007,
   respectively                                 19        19        19
  Additional paid-in capital               240,006   237,788   235,894
  Accumulated other
   comprehensive income(loss)                 (144)      906        (7)
  Unappropriated retained earnings         238,123   220,437   215,403
                                          --------  --------  --------
 Total stockholders' equity               $478,004  $459,150  $451,309
                                          --------  --------  --------
 Total liabilities, minority interest
  and stockholders' equity                $646,429  $657,694  $652,762
                                          ========  ========  ========

                      Himax Technologies, Inc.
     Unaudited Condensed Consolidated Statements of Cash Flows
             (Amounts in Thousands of U.S. Dollars)

                                                               Three
                                                               Months
                                              Three Months     Ended
                                          Ended September 30, June 30,
                                            2008      2007      2008
                                          --------  --------  --------

 Cash flows from operating activities:
 Net income                                $17,686   $21,773   $37,714
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Depreciation and amortization              3,102     2,755     3,067
  Share-based compensation expenses          2,347     1,284     2,439
  Minority interest, net of tax             (1,036)     (316)   (1,037)
  Loss (gain) on disposal of property,
   plant and equipment                          12       (16)       78
  Gain on sale of subsidiary shares and
   investments in non-marketable
   securities, net                            (217)     (112)      (91)
  Gain on sale of marketable
   securities, net                             (82)      (31)     (648)
  Deferred income taxes                      1,834        --      (989)
  Inventories write downs                    3,626     3,565     5,944
 Changes in operating assets
  and liabilities:
  Accounts receivable                          240    15,850   (19,879)
  Accounts receivable
   from related parties                     27,221   (40,994)    6,327
  Inventories                               11,875    (4,333)  (14,783)
  Prepaid expenses and
   other current assets                     (1,163)   (2,966)     (455)
  Accounts payable                         (31,236)  (10,949)   17,481
  Income tax payable                        (2,434)       --    (6,162)
  Other accrued expenses and other
   current liabilities                       2,414      (114)      314
                                          --------  --------  --------
   Net cash provided by (used in)
    operating activities                    34,189   (14,604)   29,320
                                          --------  --------  --------

 Cash flows from investing activities:
  Purchase of property,
   plant and equipment                      (2,825)   (2,500)   (3,038)
  Proceeds from sale of property,
   plant and equipment                          --         3        --
  Purchase of available-for-sale
   marketable securities                   (18,580)   (12,144)  (6,275)
  Sales and maturities of
   available-for-sale marketable
   securities                               19,944     9,404    11,508
  Proceeds from sale of subsidiary
   shares by Himax Technologies
  Limited                                      472       144       182
  Purchase of investments in
   non-marketable securities                    --      (750)       --
  Purchase of subsidiary shares
   from minority interest                      (88)     (112)     (205)
  Decrease (increase) in
   refundable deposits                          24       (15)      (81)
  Pledge of restricted
   marketable securities                       (47)       --       (17)
                                          --------  --------  --------
   Net cash provided by (used in)
    investing activities                    (1,100)   (5,970)    2,074
                                          --------  --------  --------

                        Himax Technologies, Inc.
        Unaudited Condensed Consolidated Statements of Cash Flows
                 (Amounts in Thousands of U.S. Dollars)

                                                               Three
                                                               Months
                                             Three Months      Ended
                                          Ended September 30, June 30,
                                            2008      2007      2008
                                          --------  --------  --------
 Cash flows from financing activities:
  Distribution of cash dividends               $--       $--  $(66,817)
  Proceeds from issuance of new
   shares by subsidiaries                       --     2,290        --
  Payments to acquire of ordinary
   shares for retirement                       (90)       --        (7)
                                          --------  --------  --------
   Net cash provided by (used in)
    financing activities                       (90)    2,290   (66,824)
                                          --------  --------  --------
 Effect of exchange rate changes on cash
  and cash equivalents                        (264)       22        (1)
                                          --------  --------  --------
 Net increase (decrease) in cash
  and cash equivalents                      32,735   (18,262)  (35,431)
 Cash and cash equivalents
  at beginning of period                    90,404   137,508   125,835
                                          --------  --------  --------
 Cash and cash equivalents
  at end of period                        $123,139  $119,246   $90,404
                                          ========  ========  ========

 Supplemental disclosures
  of cash flow information:
  Cash paid during the period
   for income taxes                            $96       $24    $6,531
                                          ========  ========  ========

                     Himax Technologies, Inc.
      Unaudited Supplemental Data - Reconciliation Schedule
              (Amounts in Thousands of U.S. Dollars)

 Gross Margin and Operating Margin Excluding Share-based Compensation and Acquisition-Related Charges:

                                                               Three
                                                               Months
                                             Three Months      Ended
                                          Ended September 30, June 30,
                                            2008      2007      2008
                                          --------  --------  --------
 Revenues                                 $230,066  $243,337  $246,867

 Gross profit                               56,305    54,711    63,070
 Add: Share-based compensation
  - Cost of revenues                           365       355        28
 Gross profit excluding
  share-based compensation                  56,670    55,066    63,098
 Gross margin excluding
  share-based compensation                    24.6%     22.6%     25.6%

 Operating income                           14,986    19,891    34,811
 Add: Share-based compensation              15,062    15,710     2,439
 Operating income excluding
  share-based compensation                  30,048    35,601    37,250
 Add: Acquisition-related charges
  - Intangible assets amortization             529       554       528
 Operating income excluding
  share-based compensation
 and acquisition-related charges            30,577    36,155    37,778
 Operating margin excluding
  share-based compensation
 and acquisition-related charges              13.3%     14.9%     15.3%
 Net income                                 17,686    21,773    37,714
 Add: Share-based
  compensation, net of tax                  14,428    15,088     2,439
 Add: Acquisition-related
  charges, net of tax                          367       554      (392)
 Net income excluding share-based
  compensation and acquisition-related
  charges                                   32,481    37,415    39,761
 Net margin excluding share-based
  compensation and acquisition-related
  charges                                     14.1%     15.4%     16.1%

 * Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues

 * Operating margin excluding share-based compensation and
   acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues

 * Net margin excluding share-based compensation and
   acquisition-related charges equals net income excluding share-based compensation and acquisition-related charges divided by revenues

                    Himax Technologies, Inc.
      Unaudited Supplemental Data - Reconciliation Schedule
             (Amounts in Thousands of U.S. Dollars)

 Gross Margin and Operating Margin Excluding Share-based Compensation and Acquisition-Related Charges:
                                                       Nine Months
                                                    Ended September 30,
                                                      2008      2007
                                                    --------  --------
 Revenues                                           $708,521  $651,111

 Gross profit                                        178,014   136,203
 Add: Share-based compensation - Cost of revenues        421       405
 Gross profit excluding share-based compensation     178,435   136,608
 Gross margin excluding share-based compensation        25.2%     21.0%

 Operating income                                     81,462    61,537
 Add: Share-based compensation                        19,875    18,762
 Operating income excluding share-based
  compensation                                       101,337    80,299
 Add: Acquisition-related charges
  -Intangible assets amortization                      1,586     1,483
  -In-process R&D write off                               --     1,600
 Operating income excluding share-based
  compensation and acquisition-related charges       102,923    83,382
 Operating margin excluding share-based
  compensation and acquisition-related charges          14.5%     12.8%
 Net income                                           89,537    66,634
 Add: Share-based compensation, net of tax            19,241    18,140
 Add: Acquisition-related charges, net of tax            504     3,083
 Net income excluding share-based compensation
  and acquisition-related charges                    109,282    87,857
 Net margin excluding share-based compensation
  and acquisition-related charges                       15.4%     13.5%

 * Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues

 * Operating margin excluding share-based compensation and
   acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues

 * Net margin excluding share-based compensation and
   acquisition-related charges equals net income excluding share-based compensation and acquisition-related charges divided by revenues

 Diluted Earnings Per Share Excluding Share-based Compensation and
  Acquisition-Related Charges:

                                                     Three     Nine
                                                     Months    Months
                                                     Ended     Ended
                                                    Sept 30,  Sept 30,
                                                      2008      2008
                                                    --------  --------
 Diluted GAAP EPS                                      $0.09     $0.47
 Add: Share-based compensation per diluted share       $0.08     $0.10
 Add: Acquisition-related charges per diluted share      $--       $--

 Diluted non GAAP EPS excluding share-based
  compensation and acquisition-related charges         $0.17     $0.57

 Numbers do not add up due to rounding

CONTACT: Himax Technologies, Inc.
         Max Chan, Chief Financial Officer
           +886-2-2370-3999 Ext. 22300
           max_chan@himax.com.tw
         Investor Relations
         Jessie Wang
           +886-2-2370-3999 Ext. 22618
           jessie_wang@himax.com.tw

         The Ruth Group
         In the U.S.
         Joseph Villalta
         +1-646-536-7003
         jvillalta@theruthgroup.com